UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Forward Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

349862300
(CUSIP Number)

Frank LaGrange Johnson,
570 Lexington Avenue, 27th Floor
New York, New York 10022
(212) 993-7057
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,599,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,599,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,599,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,599,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,749
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 338,749
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,428
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,428
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 503,177
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 503,177
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,102,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,102,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 349862300

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends and restates the Schedule 13D filed on March 24, 2010 in its entirety (as so amended and restated, this “Statement”).

Item 1.	Security and Issuer.

This Statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Forward Industries, Inc., a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1801 Green Road, Suite E, Pompano Beach, FL 33064.

Item 2.	Identity and Background.

(a)           This Statement is filed by LaGrange Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands corporation (“Capital Partners Offshore Fund”), LaGrange Special Situations Yield Master Fund, Ltd., a Cayman Islands corporation (“Special Situations Master Fund”),  LaGrange Capital Management, L.L.C., a Delaware limited liability company (“Capital Management”), LaGrange Capital Administration, L.L.C., a Delaware limited liability company (“Capital Administration”) and Frank LaGrange Johnson.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Capital Partners, Capital Partners Offshore Fund, Special Situations Master Fund, Capital Management, Capital Administration and Frank LaGrange Johnson is 570 Lexington Avenue, 27th Floor, New York, NY  10022.

The officers and directors of Capital Partners Offshore Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Special Situations Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is serving as a private investment fund.  The principal business of Capital Management is serving as the general partner of Capital Partners.  The principal business of Capital Administration is serving as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund.  The principal business of Frank LaGrange Johnson is serving as the sole member of Capital Management and the managing member of Capital Administration

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Frank LaGrange Johnson is a citizen of the United States of America.

CUSIP NO. 349862300

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund were purchased with working capital in open market purchases, except as otherwise noted herein.  The aggregate purchase price of the 2,102,751 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is approximately $7,494,125, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 9, 2010, Mr. Frank LaGrange Johnson sent a letter to Mr. Douglas W. Sabra, the Chief Executive Officer of the Issuer, expressing Capital Partners’ desire for board representation, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 18, 2010, the Reporting Persons filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) seeking written consents from the holders of the Issuer’s Shares to request that the Issuer call a special meeting of the Issuer’s shareholders (the “Special Meeting”) for the following purposes: (i) to remove all members of the current Board of Directors of the Issuer (the “Board”) and any member of the Board added prior to the date of the special meeting, without cause; (ii) to repeal any provision of the Amended and Restated Bylaws of the Issuer (“the Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on February 13, 2008 and were filed with SEC on December 5, 2007; (iii) to further amend the Bylaws to fix the size of the Board at five (5); (iv) in the event proposal (i) is approved, to elect the slate of directors nominated by the Reporting Persons to fill the vacancies created by the removal of all of the directors of the Issuer; and (v) to transact such other business as may properly come before the special meeting.  If successful in their solicitation of written requests to call the Special Meeting, the Reporting Persons intend to file and disseminate a separate proxy statement and proxy card relating to proposals to be voted upon at the Special Meeting, if so called.

Also on June 18, 2010, Capital Partners delivered a letter to the Board expressing its disappointment with the Board’s recent actions to adopt a shareholder rights plan and certain amendments to the Issuer’s bylaws, which increased the percentage of outstanding Shares required to be held in order to call a special meeting of shareholders from 30% to 40% and improperly attempted to classify the Board, which is now subject to shareholder approval.  In the letter, Capital Partners reiterated its desire to reconstitute the Board.  A copy of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Persons intend to engage in discussions with management and the Board of the Issuer regarding the composition of the Issuer’s Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upn completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Board, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, including other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 349862300

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 7,965,023 Shares outstanding as of May 4, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2010.

As of the close of business on June 17, 2010, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund beneficially owned 1,599,574, 338,749 and 164,428 Shares, respectively, constituting approximately 20.1%, 4.3% and 2.1%, respectively, of the Shares outstanding.

Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 1,599,574 Shares beneficially owned by Capital Partners.  Capital Management disclaims beneficial ownership of the Shares beneficially owned by Capital Partners, except to the extent of its pecuniary interest therein.

Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 503,177 Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 6.3% of the Shares outstanding.  Capital Administration disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of its pecuniary interest therein.

Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 2,102,751 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 26.4% of the Shares outstanding.  Mr. Johnson disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of his pecuniary interest therein.

(b)           Each of Capital Management and Frank LaGrange Johnson has sole voting and dispositive power over the Shares beneficially owned by Capital Partners by virtue of each such entity and person’s relationship to the other as described in Item 5(a).  Each of Capital Administration and Frank LaGrange Johnson has sole voting and dispositive power over the Shares beneficially owned by Capital Partners Offshore Fund and Special Situations Master Fund by virtue of each such entity and person’s relationship to the other as described in Item 5(a).

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

CUSIP NO. 349862300

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 18, 2010, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, Capital Management, Capital Administration and Mr. Johnson entered into a Joint Filing and Solicitation Agreement  (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws,  (b) the parties agreed to form the group for the purpose of soliciting written consents to call the Special Meeting and proxies for the election of persons to be nominated by the group as directors of the Issuer and for the purpose of taking all other actions incidental to the foregoing, (c) Capital Partners will have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses and (d) Capital Partners shall have the right to pre-approve all SEC filings, press releases or stockholder communications proposed to be made or issued in connection with the group’s activities.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to Douglas W. Sabra, dated March 9, 2010.

99.2	Letter to the Board of Directors of Forward Industries, Inc., dated June 18, 2010.

99.3
Joint Filing and Solicitation Agreement by and among LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Master Fund, Ltd., LaGrange Capital Management, L.L.C., LaGrange Capital Administration, L.L.C. and Frank LaGrange Johnson, dated June 18, 2010.

CUSIP NO. 349862300

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 18, 2010	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Management, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Special Situations Yield Master Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

/s/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON

CUSIP NO. 349862300

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Quantity Purchased / (Sold)	Price Per Share ($)	Date of Purchase / (Sale)

LAGRANGE CAPITAL PARTNERS, L.P.

Common Stock	250	2.3411	03/19/2010
Common Stock	125,697	2.7400	03/19/2010
Common Stock	70,763	2.8743	03/22/2010
Common Stock	14,683	2.9661	03/23/2010
Common Stock	14,472	3.0487	03/24/2010
Common Stock	7,997	3.0906	03/24/2010
Common Stock	25,998	3.0374	03/31/2010
Common Stock	136,168	3.5323	05/03/2010
Common Stock	8,986	3.6836	05/04/2010
Common Stock	19,852	3.8960	05/05/2010
Common Stock	9,279	3.6662	05/06/2010
Common Stock	32,785	3.9904	05/07/2010
Common Stock	92,949	4.0748	05/10/2010
Common Stock	12,251	4.3267	05/12/2010
Common Stock	53,719	3.6924	05/20/2010
Common Stock	14,508	4.1486	05/21/2010
Common Stock	38,250	4.1883	05/24/2010
Common Stock	58,066	4.5272	05/25/2010
Common Stock	127,685	5.0763	05/26/2010
Common Stock	65,507	5.0970	05/27/2010
Common Stock	126,160	5.0000	05/28/2010
Common Stock	26,741	4.9206	06/01/2010
Common Stock	10,844	5.1638	06/02/2010
Common Stock	3,721	4.5978	06/03/2010
Common Stock	9,339	4.9050	06/07/2010
Common Stock	5,942	4.6365	06/08/2010
Common Stock	14,620	4.5879	06/09/2010

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

Common Stock	52	2.3411	03/19/2010
Common Stock	26,119	2.7400	03/19/2010
Common Stock	14,704	2.8743	03/22/2010
Common Stock	3,051	2.9661	03/23/2010
Common Stock	3,007	3.0906	03/24/2010
Common Stock	1,662	2.0565	03/24/2010
Common Stock	5,402	3.0374	03/31/2010
Common Stock	28,667	3.5323	05/03/2010
Common Stock	1,892	3.6836	05/04/2010
Common Stock	4,179	3.8960	05/05/2010

CUSIP NO. 349862300

Common Stock	1,953	3.6662	05/06/2010
Common Stock	6,715	3.9904	05/07/2010
Common Stock	19,568	4.0748	05/10/2010
Common Stock	2,579	4.3267	05/12/2010
Common Stock	11,309	3.6924	05/20/2010
Common Stock	3,054	4.1486	05/21/2010
Common Stock	8,052	4.1883	05/24/2010
Common Stock	12,224	4.5272	05/25/2010
Common Stock	26,881	5.0763	05/26/2010
Common Stock	13,791	5.0970	05/27/2010
Common Stock	26,560	5.0000	05/28/2010
Common Stock	5,477	4.9206	06/01/2010
Common Stock	2,221	5.1638	06/02/2010
Common Stock	3,900	4.5978	06/03/2010
Common Stock	1,913	4.9050	06/07/2010
Common Stock	1,251	4.6365	06/08/2010
Common Stock	2,994	4.5879	06/09/2010

LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.

Common Stock	11,427	2.7400	03/19/2010
Common Stock	23	2.3411	03/19/2010
Common Stock	6,433	2.8743	03/22/2010
Common Stock	1,335	2.9661	03/23/2010
Common Stock	1,316	3.0487	03/24/2010
Common Stock	727	3.0906	03/24/2010
Common Stock	2,363	3.0374	03/31/2010
Common Stock	14,334	3.5323	05/03/2010
Common Stock	946	3.6836	05/04/2010
Common Stock	2,090	3.8960	05/05/2010
Common Stock	977	3.6662	05/06/2010
Common Stock	9,725	3.9904	05/07/2010
Common Stock	9,784	4.0748	05/10/2010
Common Stock	1,290	4.3267	05/12/2010
Common Stock	5,654	3.6924	05/20/2010
Common Stock	1,527	4.1486	05/21/2010
Common Stock	4,026	4.1883	05/24/2010
Common Stock	6,112	4.5272	05/25/2010
Common Stock	13,441	5.0763	05/26/2010
Common Stock	6,896	5.0970	05/27/2010
Common Stock	13,280	5.0000	05/28/2010
Common Stock	626	4.6365	06/08/2010

CUSIP NO. 349862300

SCHEDULE B

Directors and Officers of LaGrange Capital Partners Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Frank L. Johnson Executive and Director	Sole member of LaGrange Capital Management, L.L.C. and managing member of LaGrange Capital Administration	570 Lexington Avenue, 27th FL, NYC 10022	USA
Cary T. Marr Executive and Director	Executive	Governors Square, Suite 4-201 23 Lime Tree Bay Avenue West Bay, Grand Cayman Cayman Islands	Canada
Thomas H. Davis Executive and Director	Executive	73 Front Street Hamilton HM 12 Bermuda	Bermuda

CUSIP NO. 349862300

SCHEDULE C

Directors and Officers of LaGrange Special Situations Yield Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Frank L. Johnson Executive and Director	Sole member of LaGrange Capital Management, L.L.C. and managing member of LaGrange Capital Administration	570 Lexington Avenue, 27th FL, NYC 10022	USA
Cary T. Marr Executive and Director	Executive	Governors Square, Suite 4-201 23 Lime Tree Bay Avenue West Bay, Grand Cayman Cayman Islands	Canada
Thomas H. Davis Executive and Director	Executive	73 Front Street Hamilton HM 12 Bermuda	Bermuda